                                                                    EXHIBIT 99.2

       KEEBLER FOODS COMPANY AND UB INVESTMENTS US INC. AND SUBSIDIARIES

         INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

                                                              PAGE
                                                              ----
FINANCIAL STATEMENTS:
Report of Independent Accountants...........................  F-2
Consolidated Balance Sheets at January 2, 1999 and January
  3, 1998...................................................  F-3
Consolidated Statements of Operations for the year ended
  January 2, 1999, the year ended January 3, 1998, the
  forty-eight weeks ended December 28, 1996 and the four
  weeks ended January 26, 1996..............................  F-4
Consolidated Statements of Shareholders' Equity (Deficit)
  for the year ended January 2, 1999, the year ended January
  3, 1998, the forty-eight weeks ended December 28, 1996 and the four weeks ended January 26, 1996.....................  F-5
Consolidated Statements of Cash Flows for the year ended
  January 2, 1999, the year ended January 3, 1998, the
  forty-eight weeks ended December 28, 1996 and the four
  weeks ended January 26, 1996..............................  F-6
Notes to Consolidated Financial Statements..................  F-8
FINANCIAL STATEMENT SCHEDULE:
Report of Independent Accountants...........................  S-1
Schedule II -- Valuation and Qualifying Accounts............  S-2

---------------

Note: The consolidated financial statements listed in the above index for Keebler Foods Company include the financial statements of the successor company for the year ended January 2, 1999, the year ended January 3, 1998 and the forty-eight weeks ended December 28, 1996, and the predecessor company for the four weeks ended January 26, 1996, the date on which UBIUS was acquired by INFLO. The distinction between the successor company's and the predecessor company's consolidated financial statements has been made by inserting a double line between such consolidated financial statements.

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Shareholders of Keebler Foods Company

     We have audited the accompanying consolidated balance sheets of Keebler Foods Company and Subsidiaries as of January 2, 1999 and January 3, 1998 and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended, and the forty-eight week period ended December 28, 1996. We have also audited the consolidated statements of operations, shareholders' equity and cash flows of UB Investments US Inc. and Subsidiaries for the four-week period ended January 26, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Keebler Foods Company and Subsidiaries as of January 2, 1999 and January 3, 1998, and the consolidated results of operations and cash flows of Keebler Foods Company and Subsidiaries for the years ended January 2, 1999 and January 3, 1998, and the forty-eight weeks ended December 28, 1996, and the consolidated results of operations and cash flows of UB Investments US Inc. and Subsidiaries for the four week period ended January 26, 1996 in conformity with generally accepted accounting principles.

/s/  PRICEWATERHOUSECOOPERS LLP

Chicago, Illinois
February 2, 1999

                             KEEBLER FOODS COMPANY

                          CONSOLIDATED BALANCE SHEETS

                                                               JANUARY 2,     JANUARY 3,
                                                                  1999           1998
                                                              ------------   ------------
                                                              (IN THOUSANDS EXCEPT SHARE
                                                                AND PER SHARE AMOUNTS)
                                         ASSETS
Current Assets:
  Cash and cash equivalents.................................   $   23,515     $   27,188
  Trade accounts and notes receivable, net..................      141,077         98,963
  Inventories, net:
     Raw materials..........................................       31,722         25,543
     Package materials......................................       13,081          7,306
     Finished goods.........................................      120,550         78,131
     Other..................................................        1,024          1,482
                                                               ----------     ----------
                                                                  166,377        112,462
  Deferred income taxes.....................................       57,713         42,730
  Other.....................................................       26,636         20,303
                                                               ----------     ----------
          Total current assets..............................      415,318        301,646
Property, Plant and Equipment, net..........................      564,524        478,121
Goodwill, net...............................................      391,449         47,059
Trademarks, Trade Names and Other Intangibles, net..........      226,084        154,146
Prepaid Pension.............................................       38,205         43,060
Assets Held for Sale........................................        2,972          3,742
Other Assets................................................       17,228         15,077
                                                               ----------     ----------
          Total assets......................................   $1,655,780     $1,042,851
                                                               ==========     ==========

                          LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Current maturities of long-term debt......................   $  112,730     $   26,365
  Trade accounts payable....................................      143,572        126,213
  Other liabilities and accruals............................      232,087        194,923
  Income taxes payable......................................       10,779         13,784
  Plant and facility closing costs and severance............       11,018          6,900
                                                               ----------     ----------
          Total current liabilities.........................      510,186        368,185
Long-term Debt..............................................      541,765        272,390
Other Liabilities:
  Deferred income taxes.....................................      147,098         69,417
  Postretirement/postemployment obligations.................       63,754         60,605
  Plant and facility closing costs and severance............       15,563         15,578
  Deferred compensation.....................................       19,368         18,669
  Other.....................................................       28,745         15,956
                                                               ----------     ----------
          Total other liabilities...........................      274,528        180,225
Commitments and Contingencies
Shareholders' Equity:
  Preferred stock ($.01 par value; 100,000,000 shares
     authorized and none issued)............................           --             --
  Common stock ($.01 par value; 500,000,000 shares
     authorized and 84,125,164 and 77,638,206 shares issued,
     respectively)..........................................          841            776
  Additional paid-in capital................................      169,532        148,613
  Retained earnings.........................................      167,608         72,737
  Treasury stock............................................       (8,680)           (75)
                                                               ----------     ----------
          Total shareholders' equity........................      329,301        222,051
                                                               ----------     ----------
          Total liabilities and shareholders' equity........   $1,655,780     $1,042,851
                                                               ==========     ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                             KEEBLER FOODS COMPANY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                       KEEBLER FOODS COMPANY                        UBIUS
                                       -----------------------------------------------------   ----------------
                                                                              FORTY-EIGHT            FOUR
                                         YEAR ENDED        YEAR ENDED         WEEKS ENDED        WEEKS ENDED
                                       JANUARY 2, 1999   JANUARY 3, 1998   DECEMBER 28, 1996   JANUARY 26, 1996
                                       ---------------   ---------------   -----------------   ----------------
                                                       (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Net Sales............................    $2,226,480        $2,065,184         $1,645,532           $101,656
Costs and Expenses:
  Cost of sales......................       938,896           888,031            774,198             54,870
  Selling, marketing and
     administrative expenses.........     1,080,044         1,026,245            794,837             71,427
  Other..............................        11,501             9,511              6,347                857
                                         ----------        ----------         ----------           --------
Income (Loss) from Continuing
  Operations.........................       196,039           141,397             70,150            (25,498)
  Interest (income) from
     affiliates......................            --                --                 --               (875)
  Interest (income)..................        (3,763)           (1,191)              (450)                (3)
  Interest expense to affiliates.....            --                --                 --                664
  Interest expense...................        30,263            35,038             38,921                 98
                                         ----------        ----------         ----------           --------
          Interest Expense (Income),
            Net......................        26,500            33,847             38,471               (116)
                                         ----------        ----------         ----------           --------
Income (Loss) from Continuing
  Operations before Income Tax
  Expense:...........................       169,539           107,550             31,679            (25,382)
  Income tax expense.................        72,962            45,169             14,002                 --
                                         ----------        ----------         ----------           --------
Income (Loss) from Continuing
  Operations before Extraordinary
  Item...............................        96,577            62,381             17,677            (25,382)
Discontinued Operations:
  Gain on disposal of Frozen Food
     businesses, net of tax..........            --                --                 --             18,910
                                         ----------        ----------         ----------           --------
Income (Loss) before Extraordinary
Item                                         96,577            62,381             17,677             (6,472)
Extraordinary Item:
  Loss on early extinguishment of
     debt, net of tax................         1,706             5,396              1,925                 --
                                         ----------        ----------         ----------           --------
          Net Income (Loss)..........    $   94,871        $   56,985         $   15,752           $ (6,472)
                                         ==========        ==========         ==========           ========
Basic Net Income Per Share:
  Income from continuing operations
     before extraordinary item.......    $     1.16        $     0.80         $     0.24
  Extraordinary item.................          0.02              0.07               0.03
                                         ----------        ----------         ----------
  Net income.........................    $     1.14        $     0.73         $     0.21
                                         ==========        ==========         ==========
Weighted Average Shares
  Outstanding........................        83,254            77,604             75,244
                                         ==========        ==========         ==========
Diluted Net Income Per Share:
  Income from continuing operations
     before extraordinary item.......    $     1.10        $     0.77         $     0.23
  Extraordinary item.................          0.02              0.07               0.02
                                         ----------        ----------         ----------
  Net income.........................    $     1.08        $     0.70         $     0.21
                                         ==========        ==========         ==========
Weighted Average Shares
  Outstanding........................        87,486            80,562             76,076
                                         ==========        ==========         ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                             KEEBLER FOODS COMPANY

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                                            COMMON STOCK     ADDITIONAL   RETAINED     TREASURY STOCK
                                          ----------------    PAID-IN     EARNINGS    ----------------
                                          SHARES   AMOUNT     CAPITAL     (DEFICIT)   SHARES   AMOUNT     TOTAL
                                          ------   -------   ----------   ---------   ------   -------   --------
                                                                      (IN THOUSANDS)
Balance at December 30, 1995 (UBIUS)....   1,000   $ 1,000   $ 745,000    $(694,243)     --    $    --   $ 51,757
  Net loss for the four weeks...........      --        --          --       (6,472)     --         --     (6,472)
                                          ------   -------   ---------    ---------    ----    -------   --------
Balance at January 26, 1996 (UBIUS).....   1,000     1,000     745,000     (700,715)     --         --     45,285
  Write-off of predecessor company
    equity..............................  (1,000)   (1,000)   (745,000)     700,715      --         --    (45,285)
  Purchase of the Company by INFLO
    Holdings Corporation effective
    January 26, 1996....................  71,656       717     124,284           --      --         --    125,001
  Management investment.................     306         2         786           --      --         --        788
  Issuance of common stock and warrants
    to Bermore..........................   5,676        57      23,543           --      --         --     23,600
  Net income for the forty-eight
    weeks...............................      --        --          --       15,752      --         --     15,752
                                          ------   -------   ---------    ---------    ----    -------   --------
Balance at December 28, 1996 (Keebler
  Foods Company)........................  77,638       776     148,613       15,752      --         --    165,141
  Purchase of treasury shares...........      --        --          --           --     (43)       (75)       (75)
  Net income............................      --        --          --       56,985      --         --     56,985
                                          ------   -------   ---------    ---------    ----    -------   --------
Balance at January 3, 1998 (Keebler
  Foods Company)........................  77,638       776     148,613       72,737     (43)       (75)   222,051
  Exercise of Bermore warrant...........   6,136        61      19,740           --      --         --     19,801
  Purchase of treasury shares...........      --        --          --           --    (292)    (8,605)    (8,605)
  Exercise of employee stock options....     351         4       1,179           --      --         --      1,183
  Net income............................      --        --          --       94,871      --         --     94,871
                                          ------   -------   ---------    ---------    ----    -------   --------
Balance at January 2, 1999 (Keebler
  Foods Company)........................  84,125   $   841   $ 169,532    $ 167,608    (335)   $(8,680)  $329,301
                                          ======   =======   =========    =========    ====    =======   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                             KEEBLER FOODS COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                       KEEBLER FOODS COMPANY                        UBIUS
                                       -----------------------------------------------------   ----------------
                                                                              FORTY-EIGHT            FOUR
                                         YEAR ENDED        YEAR ENDED         WEEKS ENDED        WEEKS ENDED
                                       JANUARY 2, 1999   JANUARY 3, 1998   DECEMBER 28, 1996   JANUARY 26, 1996
                                       ---------------   ---------------   -----------------   ----------------
                                                                    (IN THOUSANDS)
CASH FLOWS PROVIDED FROM (USED BY)
  OPERATING ACTIVITIES:
Net income (loss)....................     $  94,871         $  56,985          $  15,752           $(6,472)
Adjustments to reconcile net income
  (loss) to cash from operating
  activities:
  Depreciation and amortization......        69,125            60,708             49,461             1,973
  Deferred income taxes..............        10,075            18,548             12,254                --
  Accretion on Seller Note...........            --             2,376              2,246                --
  Loss on early extinguishment of
     debt, net of tax................         1,706             3,761              1,925                --
  Loss (gain) on sale of property,
     plant and equipment.............           424              (358)              (328)               33
  Gain on the disposal of the Frozen
     Food businesses, net of tax.....            --                --                 --           (18,910)
  Other..............................         1,460                --                 --                --
Changes in assets and liabilities:
  Trade accounts and notes
     receivable, net.................        (5,082)           38,187              3,842            22,068
  Accounts receivable/payable from
     affiliates, net.................            --                --                 --            (1,941)
  Inventories, net...................       (13,830)              203             (9,809)            4,353
  Recoverable income taxes and income
     taxes payable...................        (4,556)           16,113                 --                25
  Other current assets...............        (2,845)             (966)             1,644             1,192
  Deferred debt issue costs..........        (1,845)           (1,344)            (8,032)               --
  Trade accounts payable and other
     current liabilities.............           869            36,806             26,105            11,550
  Plant and facility closing costs
     and severance...................        (5,373)          (13,715)           (41,279)               --
  Restructuring reserves.............            --                --                 --           (14,469)
  Other, net.........................        (2,319)            1,044               (553)              246
                                          ---------         ---------          ---------           -------
Cash provided from (used by)
  operating activities...............       142,680           218,348             53,228              (352)
CASH FLOWS (USED BY) PROVIDED FROM
  INVESTING ACTIVITIES:
  Capital expenditures...............       (66,798)          (48,429)           (29,352)           (3,228)
  Proceeds from property disposals...           917             6,950              9,236               644
  Working capital adjustment paid by
     UB Investment (Netherlands)
     B.V.............................            --                --             32,609                --
  Purchase of President
     International, Inc., net of cash
     acquired........................      (444,818)               --                 --                --
  Purchase of Sunshine Biscuits,
     Inc., net of cash acquired......            --                --           (142,670)               --
  Disposition of the Frozen Food
     businesses......................            --                --                 --            67,749
                                          ---------         ---------          ---------           -------

                             KEEBLER FOODS COMPANY

                                                       KEEBLER FOODS COMPANY                        UBIUS
                                       -----------------------------------------------------   ----------------
                                                                              FORTY-EIGHT            FOUR
                                         YEAR ENDED        YEAR ENDED         WEEKS ENDED        WEEKS ENDED
                                       JANUARY 2, 1999   JANUARY 3, 1998   DECEMBER 28, 1996   JANUARY 26, 1996
                                       ---------------   ---------------   -----------------   ----------------
                                                                    (IN THOUSANDS)
Cash (used by) provided from
  investing activities...............      (510,699)          (41,479)          (130,177)           65,165
CASH FLOWS PROVIDED FROM (USED BY)
  FINANCING ACTIVITIES:
  Purchase of treasury stock/capital
     contributions...................        (8,605)              (75)               788                --
  Exercise of options and warrant....        20,577                --                 --                --
  Long-term debt borrowings..........       425,000           109,750            220,000                --
  Long-term debt repayments..........      (157,626)         (271,310)          (134,000)           (2,377)
  Commercial paper and Revolving Loan
     facilities, net.................        85,000                --                 --           (63,300)
                                          ---------         ---------          ---------           -------
Cash provided from (used by)
  financing activities...............       364,346          (161,635)            86,788           (65,677)
                                          ---------         ---------          ---------           -------
(Decrease) increase in cash and cash
  equivalents........................        (3,673)           15,234              9,839              (864)
Cash and cash equivalents at
  beginning of period................        27,188            11,954              2,115             2,978
                                          ---------         ---------          ---------           -------
Cash and cash equivalents at end of
  period.............................     $  23,515         $  27,188          $  11,954           $ 2,114
                                          =========         =========          =========           =======

  The accompanying notes are an integral part of these consolidated financial statements.

                             KEEBLER FOODS COMPANY

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     The consolidated financial statements of Keebler Foods Company ("the Company," "Keebler" or "successor company") include the financial statements of the successor company for the year ended January 2, 1999, the year ended January 3, 1998 and the forty-eight week period ended December 28, 1996, and UB Investments US Inc. ("UBIUS" or "predecessor company") for the four week period ended January 26, 1996, the date on which UBIUS was acquired by INFLO Holdings Corporation ("INFLO"). The distinction between the consolidated financial statements of the successor company and predecessor company has been made by inserting a double line between such consolidated financial statements and related footnotes.

1. BASIS OF PRESENTATION

BUSINESS AND OWNERSHIP

     Keebler Foods Company, a manufacturer and distributor of food products, was acquired by INFLO on January 26, 1996. INFLO was owned by Artal Luxembourg S. A. ("Artal"), a private investment company, Flowers Industries, Inc. ("Flowers"), a New York Stock Exchange-listed company, Bermore, Limited ("Bermore"), a privately held corporation and the parent of G.F. Industries, Inc. ("GFI") and certain members of Keebler's current management. On November 20, 1997, INFLO was merged into Keebler Corporation (the "Merger"), and subsequently changed its name to Keebler Foods Company. The financial statements as of and for all periods subsequent to January 26, 1996 have been restated to reflect the Merger as if it had been effective January 26, 1996. INFLO was legally established as of November 2, 1995, but did not have any operating activity, assets or liabilities until the Keebler acquisition on January 26, 1996. On January 29, 1998, Keebler made an initial public offering of 13,386,661 shares of common stock ("the Offering"). As part of the transaction, Flowers acquired additional shares of common stock from Artal and Bermore so that its ownership of outstanding stock increased to approximately 55%. In addition, during 1998, Bermore, through a series of transactions, transferred its shares held to Claremont Enterprises, Limited ("Claremont"), a privately held Bahamian limited company. Keebler is comprised of primarily the following wholly-owned subsidiaries: Keebler Company, Bake-Line Products, Inc. ("Bake-Line"), Sunshine Biscuits, Inc. ("Sunshine"), President International, Inc. ("President"), Keebler Leasing Corp. and Johnston's Ready Crust Company.

     The Company, formerly UBIUS, had previously been owned by UB Investments (Netherlands) B.V., a Dutch company (See Note 3). UB Investments (Netherlands) B.V. is a member of the worldwide group of affiliated companies owned by United Biscuits (Holdings) plc., a publicly held company in the United Kingdom.

FISCAL YEAR

     Keebler's fiscal year consists of thirteen four week periods (fifty-two or fifty-three weeks) and ends on the Saturday nearest December 31. The 1998 fiscal year consisted of fifty-two weeks and the 1997 fiscal year consisted of fifty-three weeks. As a result of the Keebler acquisition, which closed on the last day of the first four week period of 1996, the 1996 fiscal year consisted of the forty-eight weeks ended December 28, 1996.

PRINCIPLES OF CONSOLIDATION

     All subsidiaries are wholly-owned and included in the consolidated financial statements of Keebler. Intercompany accounts and transactions have been eliminated.

GUARANTEES OF NOTES

     The subsidiaries of Keebler that are not Guarantors of the Senior Subordinated Notes are inconsequential (which means that the total assets, revenues, income or equity of such non-guarantors, both individually and on a combined basis, is less than 3% of Keebler's consolidated assets, revenues, income or equity), individually and in the aggregate, to the consolidated financial statements of Keebler. The guarantees are full,

                             KEEBLER FOODS COMPANY
unconditional and joint and several. Separate financial statements of the Guarantors are not presented because management has determined that they would not be material to investors in the Senior Subordinated Notes.

RECLASSIFICATIONS

     Certain reclassifications of prior years' data have been made to conform with the current year reporting.

2. ACQUISITION OF PRESIDENT INTERNATIONAL, INC.

     On September 28, 1998, Keebler acquired President International, Inc. from President International Trade and Investment Corporation, a company limited by shares under the International Business Companies Ordinance of the British Virgin Islands, for an aggregate purchase price of $446.1 million, excluding related fees and expenses paid of $4.5 million. The acquisition of President was a cash transaction funded with approximately $75.0 million from existing resources and the remainder from borrowings under the $700.0 million Senior Credit Facility Agreement ("Credit Facility") and a $125.0 million Bridge Facility, both dated as of September 28, 1998.

     The acquisition of President by Keebler has been accounted for as a purchase. The total purchase price and the fair value of liabilities assumed have been allocated to the tangible and intangible assets of President based on respective fair values. The acquisition has resulted in an unallocated excess purchase price over fair value of net assets acquired of $329.2 million, which is being amortized on a straight-line basis over a forty year period.

     Results of operations for President from September 28, 1998 to January 2, 1999 have been included in the consolidated statements of operations. The following unaudited pro forma information has been prepared assuming the acquisition had taken place at the beginning of fiscal year 1997. The unaudited pro forma information includes adjustments for interest expense that would have been incurred related to financing the purchase, additional depreciation of the property, plant and equipment acquired and amortization of the trademarks, trade names, other intangibles and goodwill arising from the acquisition. The unaudited pro forma consolidated results of operations are not necessarily indicative of the results that would have been reported had the President acquisition been effected on the assumed date.

                                                                     UNAUDITED
                                                                FOR THE YEAR ENDED
                                                              -----------------------
                                                              JANUARY 2,   JANUARY 3,
                                                                 1999         1998
                                                              ----------   ----------
                                                                  (IN THOUSANDS)
Net sales...................................................   $2,583.5     $2,501.5
Income before extraordinary item............................   $  104.7     $   56.7
Net income..................................................   $  102.7     $   49.3
Diluted net income per share:
  Income before extraordinary item..........................   $   1.20     $   0.70
  Net income................................................   $   1.18     $   0.61

3. PREDECESSOR COMPANY

     UBIUS, the predecessor company to Keebler Foods Company, was formed in 1992 as a result of the legal restructuring of United Biscuit (Holdings) plc.'s operations in the United States. UBIUS received the stock of the subsidiaries in exchange for the $850.0 million in debt with UB Investments (Netherlands) B.V., as well as all of the capital stock of UBIUS.

     On May 20, 1995, the predecessor company adopted plans to sell the Salty Snacks business. On January 24, 1996, the predecessor company sold to Kelly Food Products, Inc. selected assets of the Salty

                             KEEBLER FOODS COMPANY

Snacks business including the production plant in Bluffton, Indiana, trademarks and other intangibles related to the business, inventory and property, plant and equipment, including selected assets related to the convenience sales division.

     During July 1995, the predecessor company adopted plans to discontinue the operations of its Frozen Food businesses. On January 9, 1996, UB Investments (Netherlands) B.V. sold the assets and stock of Bernardi Italian Foods Co., The Original Chili Bowl, Inc., Chinese Food Processing Corporation (wholly-owned subsidiaries collectively known as the Frozen Food businesses) and certain assets of Keebler Company to Windsor Food Company Ltd. for $70.0 million. There were no operating activities for the Frozen Food businesses during the four weeks ended January 26, 1996, as the sale was effective as of December 31, 1995. A gain on sale of $18.9 million was recorded during the four weeks ended January 26, 1996. Income tax expense was not recognized on the gain on the sale of the Frozen Food businesses as the predecessor company did not provide for any income taxes during the four weeks ended January 26, 1996.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH EQUIVALENTS

     All highly liquid instruments purchased with an original maturity of three months or less are classified as cash equivalents. The carrying amount of cash equivalents approximates fair value due to the relatively short maturity of these investments.

TRADE ACCOUNTS RECEIVABLE

     Substantially all of Keebler's trade accounts receivable are from retail dealers and wholesale distributors. Keebler performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Trade accounts receivable, as shown on the consolidated balance sheets, were net of allowances of $7.8 million as of January 2, 1999 and $5.0 million as of January 3, 1998.

INVENTORIES

     Inventories are stated at the lower of cost or market with cost determined principally by the last-in, first-out ("LIFO") method. Inventories stated under the LIFO method represent approximately 94% of total inventories at January 2, 1999 and 88% of total inventories at January 3, 1998. Because Keebler has adopted a natural business unit single pool approach to determining LIFO inventory cost, classification of the LIFO reserve by inventory component is impractical. There was no reserve required at January 2, 1999 to state the inventory on a LIFO basis. The excess of the current production cost of inventories over LIFO cost was $2.2 million at January 3, 1998.

     At January 2, 1999 and January 3, 1998, inventories are shown net of an allowance for slow-moving and aged inventory of $9.6 million and $6.8 million, respectively.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is stated at cost. Depreciation expense is computed using the straight-line method based on the estimated useful lives of the depreciable assets. Certain facilities and equipment held under capital leases are classified as property, plant and equipment and amortized using the straight-line method over the lease terms, and the related obligations are recorded as liabilities. Lease amortization is included in depreciation expense.

                             KEEBLER FOODS COMPANY

TRADEMARKS, TRADE NAMES AND OTHER INTANGIBLES

     Trademarks, trade names and other intangibles are stated at cost and are amortized on a straight-line basis over a period of twenty to forty years. Accumulated amortization of trademarks, trade names and other intangibles was $11.8 million and $7.1 million at January 2, 1999 and January 3, 1998, respectively.

GOODWILL

     Goodwill represents the excess cost over the fair value of the tangible and identifiable intangible net assets of acquired businesses. Goodwill is amortized on a straight-line basis over a period of forty years. Accumulated amortization of goodwill was $4.9 million and $1.8 million at January 2, 1999 and January 3, 1998, respectively.

REVENUE RECOGNITION

     Revenue from the sale of products is recognized at the time of the shipment to customers.

RESEARCH AND DEVELOPMENT

     Activities related to new product development and major improvements to existing products and processes are expensed as incurred and were $10.2 million for the year ended January 2, 1999, $10.2 million for the year ended January 3, 1998, $4.3 million for the forty-eight weeks ended December 28, 1996 and $0.6 million for the four weeks ended January 26, 1996.

ADVERTISING AND CONSUMER PROMOTION

     Advertising and consumer promotion costs are generally expensed when incurred or no later than when the advertisement appears or the event is run. Advertising and consumer promotion expense was $87.2 million for the year ended January 2, 1999, $67.6 million for the year ended January 3, 1998, $33.3 million for the forty-eight weeks ended December 28, 1996 and $5.1 million for the four weeks ended January 26, 1996. There were no deferred advertising costs at January 2, 1999 and January 3, 1998.

DERIVATIVE FINANCIAL INSTRUMENTS

     Keebler uses derivative financial instruments as part of an overall strategy to manage market risk. Keebler uses forward commodity futures and options contracts to hedge existing or future exposures to changes in commodity prices. Interest rate swap agreements are used to reduce the impact of changes in interest rates. Keebler does not enter into these derivative financial instruments for trading or speculative purposes (See Note 16).

INCOME TAXES

     The consolidated financial statements reflect the application of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting For Income Taxes." Keebler files a consolidated federal income tax return.

IMPAIRMENT OF LONG-LIVED ASSETS

     In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," the determination as to whether there has been an impairment of long-lived assets and the related unamortized goodwill, is based on whether certain indicators of impairment are present. In the event that facts and circumstances indicate that the cost of any long-lived assets and the related unamortized goodwill may be impaired, an evaluation of recoverability would be performed. If an evaluation

                             KEEBLER FOODS COMPANY
were required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required.

NET INCOME PER SHARE

     In 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share." The consolidated financial statements reflect the application of SFAS No. 128 which replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Basic earnings per share excludes any dilutive effects of options and warrants. Diluted earnings per share is similar to fully diluted earnings per share.

SEGMENTS

     In 1998, Keebler adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization used by management to make operating decisions and to assess performance as the source in identifying and reporting segment information. In addition, SFAS No. 131 also requires disclosures about products and services, geographic areas and major customers. The adoption of SFAS No. 131 did not affect the results of operations or financial position, but did affect the disclosure of segment information (See
Note 17).

PENSION PLANS AND POSTRETIREMENT BENEFITS

     In 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The consolidated financial statements and related footnotes reflect the application of SFAS No. 132 (See Notes 10 and 11).

USE OF ESTIMATES

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

5. PROPERTY, PLANT AND EQUIPMENT

     A summary of property, plant and equipment, including related accumulated depreciation follows:

                                                            JANUARY 2, 1999   JANUARY 3, 1998
                                                            ---------------   ---------------
                                                                     (IN THOUSANDS)
Land......................................................     $  18,374         $ 16,487
Buildings.................................................       140,907          130,241
Machinery and equipment...................................       424,574          328,473
Office furniture and fixtures.............................        76,447           56,559
Delivery equipment........................................         7,208            6,946
Construction in progress..................................        51,717           38,080
                                                               ---------         --------
                                                                 719,227          576,786
Accumulated depreciation..................................      (154,703)         (98,665)
                                                               =========         ========
                                                               $ 564,524         $478,121
                                                               =========         ========

                             KEEBLER FOODS COMPANY

     Property, plant and equipment is depreciated on a straight-line basis over the estimated useful lives of the depreciable assets. Buildings are depreciated over a useful life of ten to forty years. Machinery and equipment is depreciated over a useful life of three to twenty-five years. Office furniture and fixtures are depreciated over a useful life of three to fifteen years. Delivery equipment is depreciated over a useful life of two to twelve years.

6. ASSETS HELD FOR SALE

     In 1998, a warehouse located in Houston, Texas, acquired as part of the President acquisition, was placed for sale. In addition, Keebler continued to hold an idle manufacturing facility in Atlanta, Georgia and a distribution center in Kensington, Connecticut for sale. During 1998, Keebler recognized an impairment charge of $0.9 million in order to reflect the manufacturing facility at fair value. Disposition of all assets held for sale is expected to occur before the end of 1999 without a significant gain or loss.

7. OTHER CURRENT LIABILITIES AND ACCRUALS

     Other current liabilities and accruals consisted of the following at January 2, 1999 and January 3, 1998:

                                                            JANUARY 2, 1999   JANUARY 3, 1998
                                                            ---------------   ---------------
                                                                     (IN THOUSANDS)
Self insurance reserves...................................     $ 52,202          $ 55,185
Employee compensation.....................................       73,017            55,724
Marketing and consumer promotions.........................       53,027            52,838
Other.....................................................       53,841            31,176
                                                               --------          --------
                                                               $232,087          $194,923
                                                               ========          ========

     Keebler obtains insurance to manage potential losses and liabilities related to workers' compensation, health and welfare claims and general, product and vehicle liability. Keebler has elected to retain a significant portion of the expected losses through the use of deductibles and stop-loss limitations. Provisions for losses expected under these programs are recorded based on Keebler's estimates of aggregate liability for claims incurred. These estimates utilize Keebler's prior experience and actuarial assumptions provided by the Company's insurance carrier. The total estimated liability for these losses at January 2, 1999 and January 3, 1998 was $52.2 million and $55.2 million, respectively, and is included in other current liabilities and accruals. Keebler has collateralized its liability for potential self-insurance losses in several states by obtaining standby letters of credit which aggregate to approximately $17.0 million.

                             KEEBLER FOODS COMPANY

8. DEBT AND LEASE COMMITMENTS

     Long-term debt consisted of the following at January 2, 1999 and January 3, 1998:

                                                                          JANUARY 2,   JANUARY 3,
                                     INTEREST RATE     FINAL MATURITY        1999         1998
                                     -------------   ------------------   ----------   ----------
                                                                              (IN THOUSANDS)
Bridge Facility....................       6.263%     September 26, 1999    $ 75,000     $     --
Revolving Facility.................       6.073%     September 28, 2004      85,000           --
Term Facility......................       5.944%     September 28, 2004     350,000           --
Term-A Loans.......................       6.144%          April 7, 2003          --      156,000
Senior Subordinated Notes..........      10.750%           July 1, 2006     124,400      125,000
Other Senior Debt..................     Various               2001-2005      11,805       12,645
Capital Lease Obligations..........     Various               2002-2042       8,290        5,110
                                                                           --------     --------
                                                                            654,495      298,755
Less: Current maturities...........                                         112,730       26,365
                                                                           --------     --------
                                                                           $541,765     $272,390
                                                                           ========     ========

     At January 2, 1999, Keebler's primary credit financing was provided by a $700.0 million Credit Facility and a $125.0 million Bridge Facility. Keebler entered into new debt facilities in order to finance the acquisition of President on September 28, 1998. The new debt structure specifically provides for available borrowings of $825.0 million consisting of $350.0 million under the Revolving Facility, $350.0 million under the Term Facility and an additional $125.0 million under the Bridge Facility.

     The current outstanding balance on the Term Facility at January 2, 1999 was $350.0 million with quarterly scheduled principal payments through the final maturity of September 2004. The Revolving Facility, with a current outstanding balance of $85.0 million and available balance of $265.0 million at January 2, 1999, has a final maturity of September 2004, with no scheduled principal payments. Certain letters of credit totaling $42.2 million reduce the available balance on the Revolving Facility. Any unused borrowings under the Revolving Facility are subject to a commitment fee. The current commitment fee will vary from 0.1250% -- 0.30% based on the relationship of debt to adjusted earnings with a minimum commitment fee of 0.20% required through March 28, 1999. The Bridge Facility, which is anticipated to be refinanced with a receivables facility (See Note 19), has a final maturity of September 1999, with no scheduled principal payments. At January 2, 1999, the current outstanding balance on the Bridge Facility was $75.0 million with an additional $50.0 million in available borrowings.

     Interest on the Credit Facility is calculated based on base rate plus applicable margin. The base rate can, at Keebler's option, be: i) the higher of the base domestic lending rate as established by the administrative agent for the lender of the Credit Facility, or the Federal Funds Rate plus one-half of one percent or ii) a reserve percentage adjusted LIBO Rate as offered by the administrative agent. The Credit Facility requires Keebler to meet certain financial covenants including debt to earnings before interest, taxes, depreciation and amortization ratio and cash flow coverage ratios. Interest on the Bridge Facility is calculated in the same manner as the Credit Facility and also is restricted by the same financial covenants.

     In conjunction with the President acquisition on September 28, 1998, Term Loan A was extinguished by using $145.0 million of borrowings under the new Credit Facility. Keebler recorded a before-tax extraordinary charge of $2.8 million related primarily to expensing certain bank fees which were being amortized and which were incurred at the time Term Loan A was issued. The related after-tax charge was $1.7 million.

     At January 3, 1998, Keebler's primary credit financing was provided by a $380.0 million Second Amended and Restated Credit Agreement ("Credit Agreement") consisting of a $140.0 million Revolving Loan facility and a $240.0 million Term Loan of which the outstanding balance at January 3, 1998 was $156.0

                             KEEBLER FOODS COMPANY
million. The amendment to the Credit Agreement was entered into on April 8, 1997 to obtain more favorable terms, fees and interest rates. The interest expense, including commitment fee, on the Credit Agreement was calculated in substantially the same manner as is done under the current Credit Facility.

     During the fourth quarter of 1997, using existing cash resources, Keebler pre-paid $70.0 million of principal on Term Loan A; $30.0 million on December 8, 1997 and $40.0 million on November 10, 1997. The pre-payments resulted in the recognition of a $1.1 million after-tax extraordinary charge related to the expensing of certain unamortized bank fees which were incurred at the time Term Loan A was issued.

     On November 21, 1997, Keebler settled the Seller Note with a payment of $31.7 million funded through working capital. Keebler assumed the $32.5 million Seller Note, previously held by INFLO, as a result of the Merger. The Seller Note did not bear interest until January 26, 1999 and was recorded at a discounted value of $24.4 million on January 26, 1996. The discount was being amortized over three years at an effective interest rate of 10.0%. Keebler recorded a before-tax extraordinary charge of $2.6 million on the early extinguishment of debt. The related after-tax charge was $1.6 million.

     In conjunction with the amendment to the Credit Agreement on April 8, 1997, Term Loans B and C were extinguished using $40.0 million of borrowings under the Revolving Loan facility, $109.8 million of increased borrowings against Term Loan A and $3.8 million from cash resources. Keebler recorded a before-tax extraordinary charge of $4.6 million related primarily to expensing certain unamortized bank fees which were incurred at the time Term Loans B and C were issued. The related after-tax charge was $2.7 million.

     On October 23, 1996, pursuant to an exchange and registration rights agreement, Keebler registered its 10.75% Senior Subordinated Notes due 2006 (the "Notes") under the Securities Act of 1933 in exchange for previously held Increasing Rate Notes. The Notes were issued under an indenture dated June 15, 1996 between Keebler, Keebler's Restricted Subsidiaries (as defined in the indenture) and the U.S. Trust Company of New York, as trustee. The Notes are unsecured, senior subordinated obligations of Keebler guaranteed by the Restricted Subsidiaries. Interest on the Notes is paid semi-annually on January 1 and July 1 of each year, commencing January 1, 1997. At Keebler's option, up to 35.0% of the aggregate original principal of the Notes can be redeemed at a redemption price of 110.0% on or prior to July 1, 1999 following a public equity offering. In addition, Keebler's ability to pay dividends or make other distributions on its common stock is limited by the terms of the indenture governing the Notes.

     The Increasing Rate Notes, issued to finance the Keebler acquisition, were repaid in June 1996 with the proceeds from a private placement offering for the 10.75% Senior Subordinated Notes due in 2006. Keebler recorded a before-tax extraordinary loss of $3.2 million on the early extinguishment of the Increasing Rate Notes. The loss consisted primarily of bank fees incurred at the time the Increasing Rate Notes were issued. The after-tax loss was $1.9 million.

     On July 1, 1998, Keebler entered into a swap transaction with the Bank of Nova Scotia, who also serves as the administrative agent for the lenders under the Credit Facility, which matures on July 1, 2001. The swap transaction had the effect of converting the fixed rate of 10.75% on $124.0 million of the Notes to a rate of 10.26% through January 1, 1999 and 10.32% through July 1, 1999. In addition, on September 30, 1998 and October 5, 1998, Keebler entered into two swap transactions with the Bank of Nova Scotia both maturing on September 30, 2004. Each swap transaction converts the base rate on $116.7 million of the Credit Facility to fixed rate debt of 5.084% and 4.89%, respectively. Keebler also continues to maintain the swap transaction entered into with the Bank of Nova Scotia on January 30, 1996 which converts the base rate on $170.0 million of the Credit Facility to a fixed rate obligation of 5.0185% through February 1, 1999. The maturity date on the $170.0 million swap transaction was extended to February 1, 2001 by the Bank of Nova Scotia on January 28, 1999.

                             KEEBLER FOODS COMPANY

     Interest of $24.0 million, $39.0 million, $25.2 million and $3.8 million was paid on debt for the year ended January 2, 1999, the year ended January 3, 1998, the forty-eight weeks ended December 28, 1996 and the four weeks ended January 26, 1996, respectively.

     Aggregate scheduled annual maturities of long-term debt as of January 2, 1999 are as follows:

                                                              (IN THOUSANDS)
                                                              --------------
1999........................................................     $112,730
2000........................................................       27,814
2001........................................................       51,151
2002........................................................       68,871
2003........................................................      105,929
2004 and thereafter.........................................      288,000
                                                                 ========
                                                                 $654,495
                                                                 ========

     Assets recorded under capitalized lease agreements included in property, plant and equipment consist of the following:

                                                              JANUARY 2,   JANUARY 3,
                                                                 1999         1998
                                                              ----------   ----------
                                                                  (IN THOUSANDS)
Land........................................................    $  980       $  980
Buildings...................................................     2,894           51
Machinery and equipment.....................................     2,853          212
Other leased assets.........................................         1            1
                                                                ------       ------
                                                                 6,728        1,244
Accumulated depreciation....................................      (242)        (105)
                                                                ------       ------
                                                                $6,486       $1,139
                                                                ======       ======

     Future minimum lease payments under scheduled capital and operating leases that have initial or remaining noncancelable terms in excess of one year are as follows:

                                                              CAPITAL   OPERATING
                                                              LEASES     LEASES
                                                              -------   ---------
                                                                (IN THOUSANDS)
1999........................................................  $   986   $ 29,488
2000........................................................    1,018     25,450
2001........................................................    1,073     21,454
2002........................................................    1,481     17,614
2003........................................................      460     16,186
2004 and thereafter.........................................    6,170     25,530
                                                              -------   --------
Total minimum payments......................................  $11,188   $135,722
                                                              =======   ========
Amount representing interest................................   (2,898)
                                                              -------
Obligations under capital lease.............................    8,290
Obligations due within one year.............................     (680)
                                                              -------
Long-term obligations under capital leases..................  $ 7,610
                                                              =======

     Rent expense for all operating leases was $38.7 million, $36.1 million, $30.1 million and $2.7 million, for the year ended January 2, 1999, the year ended January 3, 1998, the forty-eight weeks ended December 28, 1996 and the four weeks ended January 26, 1996, respectively.

                             KEEBLER FOODS COMPANY

9. PLANT AND FACILITY CLOSING COSTS AND SEVERANCE

     As part of accounting for the acquisition of President, Keebler recognized costs pursuant to a plan to exit certain activities and operations of the acquired company. These exit costs, for which there is no future economic benefit, were provided for in the allocation of the purchase price and totaled $12.8 million. Company-wide staff reductions were estimated at $6.7 million, with the balance of the reserves allocated to costs associated with manufacturing, sales and distribution facility closings, which principally include lease termination and carrying costs. Spending against the reserves established related to the President acquisition for the year ended January 2, 1999 totaled $0.1 million. Management's plan is expected to be substantially complete before the end of 1999 with only noncancelable lease obligations exceeding the one year time frame.

     As part of acquiring Keebler and Sunshine, management adopted and began executing a plan to reduce costs and inefficiencies. Certain exit costs totaling $77.4 million were provided for in the allocation of the purchase price of both the Keebler and Sunshine acquisitions. Management's plan included company-wide staff reductions, the closure of manufacturing, distribution and sales force facilities and information system exit costs.

     Severance, outplacement and other related costs associated with staff reductions were estimated at $30.7 million. Costs incurred related to the closing of manufacturing, distribution and sales force facilities, which include primarily severance and lease termination and carrying costs, were expected to total $39.9 million. An additional $6.8 million was anticipated for lease costs related to exiting legacy information systems. Spending against the reserves established for the year ended January 2, 1999, the year ended January 3, 1998 and the forty-eight weeks ended December 28, 1996 totaled $7.7 million, $16.2 million and $41.4 million, respectively. In addition, during the years ended January 2, 1999 and January 3, 1998, Keebler expensed an additional $2.8 million and $2.7 million, respectively, principally for costs related to the closure of distribution facilities not included in the original plan. No additional provisions were made during the forty-eight weeks ended December 28, 1996. Also during the year ended January 2, 1999, Keebler adjusted accruals previously established in the accounting for prior acquisitions by reducing goodwill and other intangibles by $3.7 million to recognize exit costs that are now expected to be less than initially anticipated.

     At January 2, 1999 and January 3, 1998, the total plant and facility closing costs and severance reserve balance was $26.6 million and $22.5 million, respectively. Only noncancelable lease obligations are anticipated to extend beyond 1999, to be paid out over the next eight years concluding in 2006.

10. EMPLOYEE BENEFIT PLANS

     The Retirement Plan for Salaried and Certain Hourly-Paid Employees of Keebler Company (the "pension plan") is a trusteed, noncontributory, defined-benefit, pension plan. The pension plan covers certain salaried and hourly-paid employees. Assets held by the pension plan consist primarily of common stocks, government securities and bonds. Benefits provided under the pension plan are primarily based on years of service and the employee's final level of compensation. Keebler's funding policy is to contribute annually not less than the ERISA minimum funding requirements. Effective December 31, 1998, the pension plans of President were merged with Keebler's pension plan. The pension plans of Sunshine, Athens Packaging, Bake-Line and Emerald Industries were merged with Keebler's pension plan effective January 1, 1997.

                             KEEBLER FOODS COMPANY

     Pension expense included the following components:

                                                                      FORTY-EIGHT    FOUR WEEKS
                                            YEAR ENDED   YEAR ENDED   WEEKS ENDED       ENDED
                                            JANUARY 2,   JANUARY 3,   DECEMBER 28,   JANUARY 26,
                                               1999         1998          1996          1996
                                            ----------   ----------   ------------   -----------
                                                               (IN THOUSANDS)
Service cost..............................   $  9,040     $  8,560      $  7,711       $   599
Interest cost.............................     31,080       29,673        21,338         1,133
Expected return on plan assets............    (39,352)     (37,935)      (28,247)       (1,693)
Amortization of transition obligation.....         --           --            --            47
Amortization of prior service cost........        689           --            --           (12)
                                             --------     --------      --------       -------
Pension expense...........................   $  1,457     $    298      $    802       $    74
                                             ========     ========      ========       =======

     The funded status of Keebler's pension plan and amounts recognized in the consolidated balance sheets are as follows:

                                                            JANUARY 2, 1999   JANUARY 3, 1998
                                                            ---------------   ---------------
                                                                     (IN THOUSANDS)
Change in projected benefit obligation:
  Benefit obligation at beginning of year.................     $(437,334)        $(408,060)
  Service cost............................................        (9,040)           (8,560)
  Interest cost...........................................       (31,080)          (29,673)
  Amendments..............................................        (4,874)           (5,045)
  Actuarial loss..........................................       (45,871)          (14,795)
  Acquisition.............................................       (22,805)               --
  Benefits and expenses paid..............................        30,692            28,799
                                                               ---------         ---------
  Benefit obligation at year end..........................      (520,312)         (437,334)
                                                               ---------         ---------
Change in plan assets:
  Fair value of plan assets at beginning of year..........       499,379           464,433
  Actual return on plan assets............................        77,731            63,745
  Acquisition.............................................        19,292                --
  Benefits and expenses paid..............................       (30,692)          (28,799)
                                                               ---------         ---------
  Fair value of plan assets at year end...................       565,710           499,379
                                                               ---------         ---------
  Funded status...........................................        45,398            62,045
  Unrecognized actuarial gain.............................       (16,538)          (24,029)
  Unrecognized prior service cost.........................         9,230             5,044
  Contributions subsequent to measurement date............           115                --
                                                               ---------         ---------
  Prepaid pension.........................................     $  38,205         $  43,060
                                                               =========         =========

     Assumptions used in accounting for the pension plan at each of the respective period-ends are as follows:

                                                                  FORTY-EIGHT     FOUR WEEKS
                                      YEAR ENDED    YEAR ENDED    WEEKS ENDED        ENDED
                                      JANUARY 2,    JANUARY 3,    DECEMBER 28,    JANUARY 26,
                                         1999          1998           1996           1996
                                      ----------    ----------    ------------    -----------
Discount rate.......................     6.5%          7.3%           7.5%            7.5%
Rate of compensation level
  increases.........................     4.0           4.0            4.0             4.0
Expected long-term rate of return on
  plan assets.......................     9.0           9.0            8.6            10.0

                             KEEBLER FOODS COMPANY

     The plan assets, as of January 2, 1999 and January 3, 1998, include a real estate investment of $3.1 million in a distribution center which is under an operating lease to Keebler.

     In addition to the pension plan, Keebler also maintains an unfunded supplemental retirement plan for certain highly compensated former executives. Benefits provided are based on years of service. Vesting is graduated depending on termination after age 55.

     The supplemental retirement plan expense includes the following components:

                                                                      FORTY-EIGHT    FOUR WEEKS
                                            YEAR ENDED   YEAR ENDED   WEEKS ENDED       ENDED
                                            JANUARY 2,   JANUARY 3,   DECEMBER 28,   JANUARY 26,
                                               1999         1998          1996          1996
                                            ----------   ----------   ------------   -----------
                                                               (IN THOUSANDS)
Service cost..............................    $   --       $   --         $ --          $ 35
Interest cost.............................       722          732          637            66
Amortization of transition obligation.....        --           --           --             8
Amortization of prior service cost........        --           --           --            13
                                              ------       ------         ----          ----
Plan expense..............................    $  722       $  732         $637          $122
                                              ======       ======         ====          ====

     The unfunded status of the supplemental retirement plan and the amounts recognized in the consolidated balance sheets are as follows:

                                                            JANUARY 2, 1999   JANUARY 3, 1998
                                                            ---------------   ---------------
                                                                     (IN THOUSANDS)
Change in projected benefit obligation:
  Benefit obligation at beginning of year.................     $ (10,303)        $ (10,028)
  Interest cost...........................................          (722)             (732)
  Actuarial loss..........................................          (844)             (296)
  Benefits and expenses paid..............................           750               753
                                                               ---------         ---------
  Benefit obligation at year end..........................       (11,119)          (10,303)
  Fair value of plan assets...............................            --                --
                                                               ---------         ---------
  Funded status...........................................       (11,119)          (10,303)
  Unrecognized actuarial loss (gain)......................           387              (458)
  Benefit payments subsequent to measurement date.........           109               206
                                                               ---------         ---------
  Accrued obligation......................................     $ (10,623)        $ (10,555)
                                                               =========         =========

     Assumptions used in accounting for the supplemental retirement plan at each of the respective period-ends are as follows:

                                                                      FORTY-EIGHT    FOUR WEEKS
                                            YEAR ENDED   YEAR ENDED   WEEKS ENDED       ENDED
                                            JANUARY 2,   JANUARY 3,   DECEMBER 28,   JANUARY 26,
                                               1999         1998          1996          1996
                                            ----------   ----------   ------------   -----------
Discount rate.............................     6.5%         7.3%          7.5%           7.5%
Rate of compensation level increase.......     4.0          N/A           N/A            4.0

     Contributions are also made by Keebler to a retirement program for Grand Rapids union employees. Benefits provided under the plan are based on a flat monthly amount for each year of service and are unrelated to compensation. Contributions are made based on a negotiated hourly rate. For the year ended January 2, 1999, the year ended January 3, 1998, the forty-eight weeks ended December 28, 1996 and the four weeks ended January 26, 1996, Keebler expensed contributions of $2.3 million, $2.6 million, $2.3 million and $0.2 million, respectively.

                             KEEBLER FOODS COMPANY

     Keebler contributes to various multiemployer union administered defined-benefit and defined-contribution pension plans. Benefits provided under the multiemployer pension plans are generally based on years of service and employee age. Expense under these plans was $8.9 million, $10.5 million, $7.8 million and $0.9 million for the year ended January 2, 1999, the year ended January 3, 1998, the forty-eight weeks ended December 28, 1996 and the four weeks ended January 26, 1996, respectively.

     Prior to 1997, Bake-Line Products, Inc. administered a money purchase pension plan for certain hourly and salaried employees. Contributions were based on 4% of employees' annual salary. Effective January 1, 1997, the Bake-Line money purchase pension plan was merged into Keebler's pension plan. Expenses paid to administer the Bake-Line money purchase pension plan were nominal.

11. POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

     Keebler provides certain medical and life insurance benefits for eligible retired employees. The medical plan, which covers nonunion employees with ten or more years of service, is a comprehensive indemnity-type plan. The plan incorporates an up-front deductible, coinsurance payments and employee contributions which are based on length of service. The life insurance plan offers a small amount of coverage versus the amount the employees had while employed. Keebler does not fund the plan.

     The net periodic postretirement benefit expense includes the following components:

                                                                     FORTY-EIGHT       FOUR
                                           YEAR ENDED   YEAR ENDED   WEEKS ENDED    WEEKS ENDED
                                           JANUARY 2,   JANUARY 3,   DECEMBER 28,   JANUARY 26,
                                              1999         1998          1996          1996
                                           ----------   ----------   ------------   -----------
                                                              (IN THOUSANDS)
Service cost.............................   $ 2,045      $ 2,242        $2,142         $123
Interest cost............................     3,961        3,888         2,729          246
Amortization of prior service cost.......      (115)          --            --           --
                                            -------      -------        ------         ----
Net periodic postretirement benefit
  expense................................   $ 5,891      $ 6,130        $4,871         $369
                                            =======      =======        ======         ====

     The unfunded status of the plan reconciled to the postretirement obligation in Keebler's consolidated balance sheets are as follows:

                                                            JANUARY 2, 1999   JANUARY 3, 1998
                                                            ---------------   ---------------
                                                                     (IN THOUSANDS)
Change in accumulated postretirement benefit obligation:
  Benefit obligation at beginning of year.................     $ (56,690)        $ (54,324)
  Service cost............................................        (2,045)           (2,242)
  Interest cost...........................................        (3,961)           (3,888)
  Amendments..............................................            --               689
  Actuarial gain..........................................         3,641               357
  Acquisition.............................................        (1,598)               --
  Benefits and expenses paid..............................         4,384             2,718
                                                               ---------         ---------
  Benefit obligation at year end..........................       (56,269)          (56,690)
  Fair value of plan assets...............................            --                --
                                                               ---------         ---------
  Funded status...........................................       (56,269)          (56,690)
  Unrecognized actuarial gain.............................        (7,856)           (4,215)
  Unrecognized prior service cost.........................          (574)             (689)
  Benefit payments subsequent to measurement date.........           978               614
                                                               ---------         ---------
  Postretirement obligation...............................     $ (63,721)        $ (60,980)
                                                               =========         =========

                             KEEBLER FOODS COMPANY

     The accumulated postretirement benefit obligation was determined using a weighted average discount rate of 6.5% for the year ended January 2, 1999, 7.3% for the year ended January 3, 1998 and 7.5% for both the forty-eight weeks ended December 28, 1996 and the four weeks ended January 26, 1996.

     The weighted average annual assumed rate of increase in the cost of covered benefits is 6.0% for 1998 declining to an ultimate trend rate of 5.0% in 1999. A 1% increase in the trend rate for health care costs would have increased the accumulated benefit obligation as of January 2, 1999 by $2.6 million and the net periodic benefit cost by $0.3 million. A 1% decrease in the trend rate for health care costs would have decreased the accumulated benefit obligation and net periodic benefit cost by $2.7 million and $0.3 million, respectively, as of January 2, 1999.

     Keebler also provides postemployment medical benefits to employees on long-term disability. The plan is a comprehensive indemnity-type plan which covers nonunion employees on long-term disability. There is no length of service requirement. The plan incorporates coinsurance payments and deductibles. Keebler does not fund the plan. The postemployment obligation included in the consolidated balance sheets at both January 2, 1999 and January 3, 1998 was $4.7 million.

12. INCOME TAXES

     The components of income tax expense were as shown below:

                                                                      FORTY-EIGHT    FOUR WEEKS
                                            YEAR ENDED   YEAR ENDED   WEEKS ENDED       ENDED
                                            JANUARY 2,   JANUARY 3,   DECEMBER 28,   JANUARY 26,
                                               1999         1998          1996          1996
                                            ----------   ----------   ------------   -----------
                                                               (IN THOUSANDS)
Current:
  Federal.................................   $58,269      $22,172       $    --        $    --
  State...................................     4,618        3,840            --             --
                                             -------      -------       -------        -------
Current provision for income taxes........    62,887       26,012            --             --
Deferred:
  Federal.................................     8,494       17,203        11,524          6,490
  State...................................     1,581        1,954         2,478            843
  Valuation allowance (federal and
     state)...............................        --           --            --         (7,333)
                                             -------      -------       -------        -------
Deferred provision for income taxes.......    10,075       19,157        14,002             --
                                             -------      -------       -------        -------
                                             $72,962      $45,169       $14,002        $    --
                                             =======      =======       =======        =======

     The differences between the income tax expense calculated at the federal statutory income tax rate and Keebler's consolidated income tax expense are as follows:

                                                                      FORTY-EIGHT    FOUR WEEKS
                                            YEAR ENDED   YEAR ENDED   WEEKS ENDED       ENDED
                                            JANUARY 2,   JANUARY 3,   DECEMBER 28,   JANUARY 26,
                                               1999         1998          1996          1996
                                            ----------   ----------   ------------   -----------
                                                               (IN THOUSANDS)
U.S. federal statutory rate...............   $59,339      $37,643       $11,140        $    --
State income taxes (net of federal
  benefit)................................     5,813        3,766         1,608             --
Intangible amortization...................     3,160        1,836         1,268             --
All others................................     4,650        1,924           (14)            --
                                             -------      -------       -------        -------
                                             $72,962      $45,169       $14,002        $    --
                                             =======      =======       =======        =======

                             KEEBLER FOODS COMPANY

     The deferred tax assets and deferred tax (liabilities) recorded on the consolidated balance sheets consist of the following:

                                                            JANUARY 2, 1999   JANUARY 3, 1998
                                                            ---------------   ---------------
                                                                     (IN THOUSANDS)
Depreciation..............................................     $(108,866)        $ (82,204)
Trademarks, trade names and intangibles...................       (49,348)              (88)
Prepaid pension...........................................       (14,283)          (16,164)
Inventory valuation.......................................        (6,779)           (5,257)
                                                               ---------         ---------
                                                                (179,276)         (103,713)
                                                               ---------         ---------
Net operating loss carryforwards..........................        80,195            80,195
Postretirement/postemployment benefits....................        26,171            25,123
Plant and facility closing costs and severance............        23,728            10,996
Workers' compensation.....................................        14,769            15,119
Incentives and deferred compensation......................        12,063            11,493
Employee benefits.........................................        10,879             9,583
Charitable contributions..................................         3,425             8,425
Other.....................................................         3,011               442
                                                               ---------         ---------
                                                                 174,241           161,376
Valuation allowance.......................................       (84,350)          (84,350)
                                                               ---------         ---------
                                                               $ (89,385)        $ (26,687)
                                                               =========         =========

     Net operating loss carryforwards total approximately $203.2 million through 1998 and expire in 2008 through 2011. Pursuant to the terms of the Keebler acquisition, the predecessor company retained the right to use the net operating losses for potential carrybacks. Any unused operating losses are then available to Keebler, but are significantly restricted under current tax law. Therefore, all net operating loss carryforwards have been fully reserved due to the uncertainty of their realization. In the event the net operating loss carryforwards become realizable, the valuation allowance would be reversed against trademarks, trade names and other intangibles.

     Income taxes paid, net of refunds, were approximately $67.1 million, $9.9 million and $1.6 million for the year ended January 2, 1999, the year ended January 3, 1998 and the forty-eight weeks ended December 28, 1996, respectively. There were no taxes paid or refunded during the four weeks ended January 26, 1996.

13. SHAREHOLDERS' EQUITY

COMMON STOCK

     There were no cash dividends declared for the year ended January 2, 1999, the year ended January 3, 1998, the forty-eight weeks ended December 28, 1996 or the four weeks ended January 26, 1996. Keebler's ability to pay cash dividends is limited by the Credit Facility and the Senior Subordinated Notes. The most limiting dividend restriction exists under the Senior Subordinated Notes, which limits dividend payments to the sum of: (i) 50% of consolidated cumulative net income, (ii) net cash proceeds received from the issuance of capital stock,
(iii) net cash proceeds received from the exercise of stock options and warrants, (iv) net cash proceeds received from the conversion of indebtedness into capital stock and (v) the net reduction in investments made by Keebler.

     On January 29, 1998, Keebler made an initial public offering of 13,386,661 shares of common stock. Concurrent with the Offering, Bermore exercised a warrant to purchase 6,135,781 shares of common stock that had been issued in conjunction with the Sunshine acquisition. The exercise of the warrant resulted in

                             KEEBLER FOODS COMPANY

Keebler receiving $19.8 million of cash proceeds. Artal and Bermore sold all of the shares in the Offering, with none of the proceeds going to Keebler.

     The consolidated financial statements reflect Keebler's declaration of a 57.325-for-1 stock split of common stock (the "Stock Split") effective January 22, 1998. The Stock Split was effected in the form of a stock dividend. On July 29, 1997, the Board of Directors of Keebler also approved a 1-for-10 reverse stock split of Keebler's common stock. Accordingly, all references in the consolidated financial statements to number of shares, options, warrants and the related prices, as well as per share amounts and the average number of shares outstanding, have been restated to reflect the stock splits as if they had been effective January 26, 1996.

TREASURY STOCK

     In March 1998, Keebler's Board of Directors authorized the repurchase, at management's discretion, of up to $30.0 million of shares of the Company's common stock. The share repurchase program was primarily instituted to offset dilution which may result from the exercise and sale of shares related to employee stock options. The repurchases of shares of common stock are recorded as treasury stock using the cost method and result in a reduction of shareholders' equity. Should the treasury shares be reissued, Keebler intends to use a first-in, first-out method of reissuance.

14. STOCK OPTION PLAN

     Keebler has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for employee stock options. Under APB 25, no compensation expense is recognized when the exercise price of options equals the fair value (market value) of the underlying stock options at the date of grant. Pro forma information regarding net income and earnings per share is required by SFAS No. 123, "Accounting for Stock-Based Compensation," and has been determined as if Keebler had accounted for its employee stock options under the fair value method of that Statement. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The four weeks ended January 26, 1996 are not included in the pro forma disclosures, as it was prior to the Keebler acquisition and the adoption of any stock option plan. The following table summarizes the pro forma disclosures regarding net income and earnings per share for the year ended January 2, 1999, the year ended January 3, 1998 and the forty-eight weeks ended December 28,1996:

                                                                                    FORTY-EIGHT
                                               YEAR ENDED        YEAR ENDED         WEEKS ENDED
                                             JANUARY 2, 1999   JANUARY 3, 1998   DECEMBER 28, 1996
                                             ---------------   ---------------   -----------------
                                                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Net income:
  As reported..............................      $94,871           $56,985            $15,752
  Pro forma................................      $91,032           $55,032            $14,027
Basic net income per share:
  As reported..............................      $  1.14           $  0.73            $  0.21
  Pro forma................................      $  1.09           $  0.71            $  0.19
Diluted net income per share:
  As reported..............................      $  1.08           $  0.70            $  0.21
  Pro forma................................      $  1.04           $  0.68            $  0.18
Weighted average grant date fair value of
  options granted during the year..........      $  8.53           $  8.09            $  1.87

     These pro forma amounts may not be representative of future disclosures because the estimated fair value of stock options is amortized to expense over the vesting period, which is variable, and additional options may

                             KEEBLER FOODS COMPANY
be granted in future years. In 1998, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective input assumptions including the expected stock price volatility. Because Keebler's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. For purposes of the pro forma disclosures for 1997 and 1996, the fair value for the options was estimated at the date of grant using a present value approach as Keebler was not a public company.

     For options granted, the following weighted average assumptions were used to determine the fair value:

                                                                                     FORTY-EIGHT
                                                                                        WEEKS
                                                                                        ENDED
                                                   YEAR ENDED        YEAR ENDED      DECEMBER 28,
                                                JANUARY 2, 1999*   JANUARY 3, 1998       1996
                                                ----------------   ---------------   ------------
Dividend yield................................         0.0%              0.0%             0.0%
Expected volatility...........................        27.2%              0.0%              **
Risk-free interest rate.......................        5.04%             6.00%            6.00%
Expected option life (years)..................           5                 5                5

---------------

 * Utilized the Black-Scholes option-pricing model.
** Volatility accounted for with a discount rate of 20% applied to the valuation of Keebler's stock based upon the present value of future cash flows discounted at the weighted average cost of capital of 19% after tax.

     Under Keebler's 1996 Stock Option Plan, 9,673,594 shares of Keebler's stock were authorized for future grant. All options granted have ten year terms and, due to acceleration resulting from the achievement of certain performance measures, vest by 2001.

     The following table summarizes the 1996 Stock Option Plan activity:

                                                               FORTY-EIGHT WEEKS ENDED
                                                                  DECEMBER 28, 1996
                                                              --------------------------
                                                                             WEIGHTED
                                                                             AVERAGE
                                                               OPTIONS    EXERCISE PRICE
                                                              ---------   --------------
Outstanding at the beginning of the period..................         --       $  --
Granted.....................................................  7,031,198        1.98
Exercised...................................................         --          --
Forfeited...................................................    228,727        1.74
Expired.....................................................         --          --
                                                              ---------
Outstanding at the end of the period........................  6,802,471       $1.98
                                                              =========
Exercisable at the period end...............................         --          --
                                                              =========

                             KEEBLER FOODS COMPANY

                                                              YEAR ENDED JANUARY 3, 1998
                                                              --------------------------
                                                                             WEIGHTED
                                                                             AVERAGE
                                                               OPTIONS    EXERCISE PRICE
                                                              ---------   --------------
Outstanding at the beginning of the period..................  6,802,471       $1.98
Granted.....................................................     49,873        5.23
Exercised...................................................         --          --
Forfeited...................................................         --          --
Expired.....................................................         --          --
                                                              ---------
Outstanding at the end of the period........................  6,852,344       $2.01
                                                              =========
Exercisable at the period end...............................  1,587,243       $1.98
                                                              =========

                                                              YEAR ENDED JANUARY 2, 1999
                                                              --------------------------
                                                                             WEIGHTED
                                                                             AVERAGE
                                                               OPTIONS    EXERCISE PRICE
                                                              ---------   --------------
Outstanding at the beginning of the period..................  6,852,344       $2.01
Granted.....................................................         --          --
Exercised...................................................    351,177        2.21
Forfeited...................................................     44,887        3.23
Expired.....................................................         --          --
                                                              ---------
Outstanding at the end of the period........................  6,456,280       $1.99
                                                              =========
Exercisable at the period end...............................  4,433,774       $1.98
                                                              =========

     Exercise prices as of January 2, 1999 for options outstanding under the 1996 Stock Option Plan range from $1.74 to $5.23. The weighted average remaining contractual life of these options is approximately seven and one-half years.

     Under Keebler's 1998 Omnibus Stock Incentive Plan, 2,850,200 shares of Keebler's stock were authorized for future grant. All options granted generally have ten year terms and vest at the end of five years. Vesting can be accelerated if certain stock price performance measures are met.

     The following table summarizes the 1998 Omnibus Stock Incentive Plan activity:

                                                              YEAR ENDED JANUARY 2, 1999
                                                              --------------------------
                                                                             WEIGHTED
                                                                             AVERAGE
                                                               OPTIONS    EXERCISE PRICE
                                                              ---------   --------------
Outstanding at the beginning of the period..................         --       $   --
Granted.....................................................  2,737,836        25.03
Exercised...................................................         --           --
Forfeited...................................................     22,200        27.31
Expired.....................................................         --           --
                                                              ---------
Outstanding at the end of the period........................  2,715,636       $25.01
                                                              =========
Exercisable at the period end...............................         --           --
                                                              =========

     Exercise prices as of January 2, 1999 for options outstanding under the 1998 Omnibus Stock Incentive Plan range from $24.00 to $32.13. The weighted average remaining contractual life of these options is approximately nine years.

                             KEEBLER FOODS COMPANY

     Under Keebler's Non-Employee Director Stock Plan, 22,500 shares of Keebler's stock were authorized for future grant, all of which have been granted. All options granted have ten year terms and vest automatically upon grant.

     The following table summarizes the Non-Employee Director Stock Plan activity:

                                                               YEAR ENDED JANUARY 2, 1999
                                                             ------------------------------
                                                                           WEIGHTED AVERAGE
                                                               OPTIONS      EXERCISE PRICE
                                                             -----------   ----------------
Outstanding at the beginning of the period.................        --           $   --
Granted....................................................    22,500            27.44
Exercised..................................................        --               --
Forfeited..................................................        --               --
Expired....................................................        --               --
                                                               ------
Outstanding at the end of the period.......................    22,500           $27.44
                                                               ======
Exercisable at the period end..............................    22,500           $27.44
                                                               ======

     As of January 2, 1999, the exercise price for options outstanding under the Non-Employee Director Stock Plan was $27.44. The weighted average remaining contractual life of these options is approximately nine years.

15. NET INCOME PER SHARE

     Basic net income per share is calculated using the weighted average number of common shares outstanding during each period. Diluted net income per share is calculated using the weighted average number of common and potentially dilutive common shares outstanding during each period. The common equivalent shares arise from the 1996 Stock Option Plan, the 1998 Omnibus Stock Incentive Plan, the Non-Employee Director Stock Plan and the warrant issued in connection with the Sunshine acquisition and are calculated using the treasury stock method.

     The following table sets forth the computation of basic and diluted net income per share:

                                                                                    FORTY-EIGHT
                                               YEAR ENDED        YEAR ENDED         WEEKS ENDED
                                             JANUARY 2, 1999   JANUARY 3, 1998   DECEMBER 28, 1996
                                             ---------------   ---------------   -----------------
                                                                (IN THOUSANDS)
Numerator:
  Income before extraordinary item.........      $96,577           $62,381            $17,677
  Extraordinary item, net of tax...........        1,706             5,396              1,925
                                                 -------           -------            -------
  Net income...............................      $94,871           $56,985            $15,752
                                                 =======           =======            =======
Denominator:
  Denominator for Basic Net Income Per
     Share Weighted average shares.........       83,254            77,604             75,244
  Effect of Dilutive Securities:
     Stock options.........................        3,992             2,168                832
     Warrants..............................          240               790                 --
                                                 -------           -------            -------
     Diluted potential common shares.......        4,232             2,958                832
                                                 -------           -------            -------
  Denominator for Diluted Net Income Per
     Share.................................       87,486            80,562             76,076
                                                 =======           =======            =======

     For the year ended January 2, 1999, there were weighted average options to purchase 96,478 shares of common stock at an exercise price ranging from $28.88 to $32.13, which were excluded from the computation

                             KEEBLER FOODS COMPANY
of diluted net income per share as the exercise price of the options exceeded the average market price of common shares; and therefore, the effect would have been antidilutive. There were no antidilutive securities for the year ended January 3, 1998. For the forty-eight weeks ended December 28, 1996, there were weighted average options to purchase 56,216 shares of common stock at $3.23 per share and the weighted average warrant to purchase 3,768,863 shares of common stock at $3.23 per share which were excluded from the computation of diluted net income per share as the exercise price of the options exceeded the average market price of common shares; and therefore, the effect would have been antidilutive.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair market value of financial instruments, which includes short and long-term borrowings, was estimated using discounted cash flow analyses based on current interest rates which would be obtained for similar financial instruments. The carrying amounts of these financial instruments disclosed in
Note 8 approximate fair value.

     Keebler uses interest-rate swap agreements to effectively convert certain fixed rate debt to a floating rate instrument and certain floating rate debt to a fixed rate instrument. The interest rate swap agreements result in Keebler paying or receiving the difference between the fixed and floating rates at specified intervals calculated based on the notional amounts. The interest rate differential to be paid or received is accrued as interest rates change and is recorded as interest expense. The fair values of the swap agreements were obtained from the Bank of Nova Scotia and were estimated using market prices at each respective year-end. The fair values of the swap agreements are not recognized in the financial statements as Keebler accounts for the agreements as hedges. In 1998, Keebler had entered into four swap transactions expiring between 2001 and 2004. At January 2, 1999, interest rate swap agreements with a notional amount of $403.3 million were used to hedge interest rate fluctuations on floating rate debt and a swap agreement with a notional amount of $124.0 million used to hedge interest rate fluctuations on fixed rate debt. The estimated fair value of the swap agreements at January 2, 1999 was a net receivable of $1.1 million. At January 3, 1998, there were two outstanding swap agreements, both maturing in 2001. A swap agreement with a notional amount of $170.0 million was used to hedge interest rate fluctuations on floating rate debt and another swap agreement with a notional amount of $81.3 million was used to hedge interest rate fluctuations on fixed rate debt. The estimated fair value of the swap agreements at January 3, 1998 was a net receivable of $1.6 million.

     Keebler often enters into exchange traded commodity futures and options contracts to protect or hedge against adverse raw material price movements related to anticipated inventory purchases. Realized gains or losses on contracts are determined based on the stated market value at the time the contracts are liquidated or expire and are deferred in inventory until the underlying raw material is purchased. Gains or losses realized from the liquidation or expiration of the contracts are recognized as part of the cost of raw materials. Cost of sales was increased by losses on futures and options transactions of $7.1 million and $3.8 million in the years ended January 2, 1999 and January 3, 1998, respectively, and reduced by gains on futures and options transactions of $0.8 million for the forty-eight weeks ended December 28, 1996. Operations for the four weeks ended January 26, 1996, were unaffected by gains or losses on futures and options as the $0.5 million loss was recorded as an adjustment to the opening balance sheet. The notional amount of open futures and options contracts at January 2, 1999 and January 3, 1998 were $61.7 million and $58.7 million, respectively. The fair values of the open futures and options contracts at January 2, 1999 and January 3, 1998, based on the stated market value at those dates, were $57.9 million and $53.8 million, respectively. The open contracts at January 2, 1999 will expire between January 1999 and July 1999.

17. SEGMENT INFORMATION

     In 1998, Keebler adopted SFAS 131 "Disclosures about Segments of an Enterprise and Related Information." Keebler's reportable segments are Branded and Specialty. The reportable segments were

                             KEEBLER FOODS COMPANY
determined using Keebler's method of internal reporting, which divides and analyzes the business by sales channel. The nature of the customers, products and method of distribution can vary by sales channel. The reportable segments represent an aggregation of similar sales channels. The Branded segment is comprised of sales channels that principally market brand name cookie and cracker products to retail outlets. Products in the Branded segment are sold by either a Keebler sales employee or a distributor. The sales channels in the Specialty segment primarily sell cookie and cracker products that are manufactured on a made-to-order basis or that are produced in individual packs to be used in various institutions (i.e., restaurants, hospitals, etc.). Many of the products sold by the Specialty segment are done so through the use of brokers.

     Keebler evaluates the performance of the reportable segments and allocates resources based on the segment's profit contribution, defined as earnings before certain functional support costs, amortization, interest and income taxes. The accounting policies for each reportable segment are the same as those described in Note 4 "Summary of Significant Accounting Policies." The cost of sales, however, used to determine a segment's profit contribution is calculated using standard costs for each product, while actual cost of sales is used to determine consolidated operating income (loss).

     There are no intersegment transactions that result in revenue or profit
(loss). Asset information by reportable segment is not presented, as Keebler does not report or generate such information internally. However, depreciation expense included in the determination of a segment's profit contribution has been presented. The depreciation expense for each reportable segment reflects the amount absorbed in the standard cost of products sold as well as the depreciation that relates to assets used entirely by the respective segment. The following table presents certain information included in the profit contribution of each segment for the year ended January 2, 1999, the year ended January 3, 1998, the forty-eight weeks ended December 28, 1996 and the four weeks ended January 26, 1996.

                                                       BRANDED     SPECIALTY
                                                       SEGMENT      SEGMENT    OTHER(1)     TOTAL
                                                      ----------   ---------   --------   ----------
                                                                      (IN THOUSANDS)
Year Ended January 2, 1999:
  Net sales to external customers...................  $1,726,668   $499,812    $    --    $2,226,480
  Depreciation expense..............................      31,087      7,934     20,382        59,403
  Profit contribution...............................     282,639     85,898         --       368,537
Year Ended January 3, 1998:
  Net sales to external customers...................  $1,566,702   $498,482    $    --    $2,065,184
  Depreciation expense..............................      19,650      6,750     27,331        53,731
  Profit contribution...............................     226,911     80,321         --       307,232
Forty-Eight Weeks Ended December 28, 1996:
  Net sales to external customers...................  $1,178,023   $467,509    $    --    $1,645,532
  Depreciation expense..............................      15,919      6,174     22,251        44,344
  Profit contribution...............................     145,311     53,908         --       199,219
Four Weeks Ended January 26, 1996:
  Net sales to external customers...................  $   69,842   $ 31,814    $    --    $  101,656
  Depreciation expense..............................       1,121        502        223         1,846
  Profit contribution...............................       8,660      4,295         --        12,955

---------------

(1) Represents expenses incurred by the functional support departments that are not allocated to the reportable segments.

                             KEEBLER FOODS COMPANY

     The net sales to external customers from the reportable segments equal the consolidated net sales of Keebler. A reconciliation of segment profit contribution to total consolidated income from continuing operations before income tax expense (benefit) for the year ended January 2, 1999, the year ended January 3, 1998, the forty-eight weeks ended December 28, 1996 and the four weeks ended January 26, 1996 is as follows:

                                                                      FORTY-EIGHT       FOUR
                                                                         WEEKS          WEEKS
                                            YEAR ENDED   YEAR ENDED      ENDED          ENDED
                                            JANUARY 2,   JANUARY 3,   DECEMBER 28,   JANUARY 26,
                                               1999         1998          1996          1996
                                            ----------   ----------   ------------   -----------
                                                               (IN THOUSANDS)
Income (Loss) from Continuing Operations
  before Income Tax Expense (Benefit):
Reportable segments profit contribution...   $368,537     $307,232      $199,219      $ 12,955
Unallocated functional support costs(1)...    172,498      165,835       129,069        38,453
Interest expense (income), net............     26,500       33,847        38,471          (116)
                                             --------     --------      --------      --------
  Income (Loss) from Continuing Operations
     before Income Tax Expense
     (Benefit)............................   $169,539     $107,550      $ 31,679      $(25,382)
                                             ========     ========      ========      ========

---------------

(1) Includes support costs such as distribution, research and development, corporate administration and other (income) expense, which are not allocated internally to reportable segments.

     Net sales to external customers consist of cookies, crackers and other baked goods for all periods presented. All long-lived assets at January 2, 1999 and January 3, 1998 are located in the United States. Net sales to external customers made outside the United States, as well as to any single customer, are not material to consolidated net sales for the year ended January 2, 1999, the year ended January 3, 1998, the forty-eight weeks ended December 28, 1996 and the four weeks ended January 26, 1996.

18. UNAUDITED QUARTERLY FINANCIAL DATA

     Results of operations for each of the four quarters of the fiscal years ended January 2, 1999 and January 3, 1998 follow. Each quarter represents a period of twelve weeks except the first quarter which includes sixteen weeks.

                                     QUARTER 1         QUARTER 2         QUARTER 3         QUARTER 4
                                  ---------------   ---------------   ---------------   ---------------
                                   1998     1997     1998     1997     1998     1997    1998*    1997**
                                  ------   ------   ------   ------   ------   ------   ------   ------
                                                 (IN MILLIONS EXCEPT PER SHARE AMOUNTS)
Net sales.......................  $636.8   $597.0   $490.0   $459.8   $499.9   $485.3   $599.8   $523.1
Gross profit....................   372.7    337.0    281.3    259.7    294.4    277.0    339.2    303.5
Income before extraordinary
  item..........................    14.1      7.6     19.4     13.0     29.0     18.5     34.1     23.3
Extraordinary item..............      --      2.7       --       --      1.7       --       --      2.7
Net income......................    14.1      4.9     19.4     13.0     27.3     18.5     34.1     20.6
Basic net income per share:
  Income before extraordinary
     item.......................  $ 0.17   $ 0.10   $ 0.23   $ 0.16   $ 0.35   $ 0.24   $ 0.41   $ 0.30
  Extraordinary item............      --     0.04       --       --     0.02       --       --     0.03
                                  ------   ------   ------   ------   ------   ------   ------   ------
  Net income....................  $ 0.17   $ 0.06   $ 0.23   $ 0.16   $ 0.33   $ 0.24   $ 0.41   $ 0.27
                                  ======   ======   ======   ======   ======   ======   ======   ======

                             KEEBLER FOODS COMPANY

                                     QUARTER 1         QUARTER 2         QUARTER 3         QUARTER 4
                                  ---------------   ---------------   ---------------   ---------------
                                   1998     1997     1998     1997     1998     1997    1998*    1997**
                                  ------   ------   ------   ------   ------   ------   ------   ------
                                                 (IN MILLIONS EXCEPT PER SHARE AMOUNTS)
Diluted net income per share:
  Income before extraordinary
     item.......................  $ 0.16   $ 0.10   $ 0.22   $ 0.16   $ 0.33   $ 0.23   $ 0.39   $ 0.28
  Extraordinary item............      --     0.04       --       --     0.02       --       --     0.03
                                  ------   ------   ------   ------   ------   ------   ------   ------
  Net income....................  $ 0.16   $ 0.06   $ 0.22   $ 0.16   $ 0.31   $ 0.23   $ 0.39   $ 0.25
                                  ======   ======   ======   ======   ======   ======   ======   ======

---------------

 * Quarter 4, 1998 includes the operating results of President from the acquisition date of September 28, 1998 through January 2, 1999.
** Quarter 4, 1997 includes thirteen weeks as fiscal 1997 was a fifty-three week year.

19. SUBSEQUENT EVENTS

     On January 29, 1999 Keebler entered into a Receivables Purchase Agreement ("Agreement") to replace the Bridge Facility existing at January 2, 1999. This Agreement allows funds to be borrowed at a lower cost to the Company and is collateralized by the accounts receivable of Keebler.

     On January 21, 1999, Keebler made a secondary public offering of 16,200,000 shares of common stock. Artal and Claremont sold all of the shares, with no proceeds going to Keebler. As a result, Artal's ownership percentage decreased from approximately 21% to 2% and Claremont's ownership percentage was reduced from approximately 6% to 5% of the outstanding common stock. Management's ownership remained at approximately 2% and Flowers' ownership remained at approximately 55%.

     On January 4, 1999, Keebler engaged in a series of corporate-entity transactions that resulted in Sunshine and President being merged into Keebler Company. Consequently, these former subsidiaries of Keebler Foods Company are currently wholly-owned subsidiaries of Keebler Company.